SHELTON FUNDS 485BPOS

Exhibit 99.(h)(7)

P.O. Box 87 Denver, Colorado 80201 (800) 955-9988 (303) 534-5627

November 14, 2025

Shelton Funds
1125 17th Street, Ste. 2550
Denver, CO 80202

Re:	Certain Expense Limits

Gentlemen,

CCM Partners, LP d/b/a Shelton Capital Management (“SCM”), as the investment adviser to the various series funds (each a “Fund”, collectively the “Funds”) of Shelton Funds, hereby agrees to the expense limitations stated in the chart below with respect to the Funds.

SCM agrees to reimburse expenses incurred by the Funds to the extent that total annual operating expenses (excluding acquired fund fees and expenses, certain compliance costs, interest and broker expenses relating to investment strategies (including commissions, mark-ups and mark-downs), leverage interest, other transactional expenses, annual account fees for margin accounts, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), extraordinary expenses such as litigation or merger and reorganization expenses, for example) exceed the percentage indicated in respect of each Fund.

Name of Fund	Class	Expense Undertaking by Shelton Capital Management through January 1, 2027
NASDAQ-100 Index Fund	Investor	0.51%
	Class K	0.76%
	Institutional	0.26%
U.S. Government Securities Fund	Investor	0.75%
	Class K	1.25%

This agreement is effective as of January 1, 2026, and may only be terminated or modified in respect of each Fund with the approval of the Board of Trustees. SCM will be permitted to recapture, on a class-by-class basis, expenses it has reimbursed through this letter agreement to the extent that a Fund’s expenses in later periods fall below the annual rates set forth in this letter agreement; provided, however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture. Notwithstanding the foregoing, the Fund will not pay any such fees and expenses more than three years after the date on which the fees or expenses were deferred. Any such recapture is subject to the review and approval of the Board of Trustees.

In addition, SCM agrees to waive and/or reimburse the Shelton Equity Income Fund’s Investor Class and Class K shares for any acquired fund fees and expenses incurred by the Shelton Equity Income Fund in connection with the Shelton Equity Income Fund’s investment in any exchange-traded funds advised or sub-advised by SCM. The amount of such waived fees shall not be subject to recapture by SCM. SCM further agrees that such fee waivers and reimbursements for the Shelton Equity Income Fund became effective as of August 14, 2025, and shall continue until modified or discontinued by the Board of Trustees of the Trust.

If you have any questions, please do not hesitate to contact me at (415) 625-4900.

Sincerely,

Steve Rogers

Chief Executive Officer

Shelton Capital

Management

Agreed and Acknowledged:

	Date:	December 1, 2025
Trustee

Cc:	Peter H. Schwartz, Davis Graham & Stubbs LLP, Counsel to Shelton Funds

Greg Pusch, General Counsel & CCO